Edward C. Lawrence (207) 228-7182 direct elawrence@bernsteinshur.com

May 28, 2019

Mr. David Manion

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Cross Shore Discovery Fund; File No. 811-22976

Dear Mr. Manion:

On June 5, 2018, Cross Shore Discovery Fund (the “Fund”) filed its annual report on Form N-CSR (the “Annual Report”), accession number 0001193125-18-184362.

Following below is a summary of the comments provided by you on Tuesday April 30, 2019 regarding the Annual Report and the Fund’s responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Annual Report.

1.	COMMENT: Note 4 of the Notes to the Financial Statements lists the aggregate amount of waivers/reimbursements that the Fund’s Adviser can recoup.

Consider breaking out recoupment amounts by fiscal year of expiration.

RESPONSE: In future shareholder reports, the amount available to recoup by the Adviser will be broken out by fiscal year in the Notes to Financials.

2.	COMMENT: We note that the Statement of Operations indicates that approximately 20% of the Investment Advisory Fee remained unpaid as of March 31,

2018. Please explain the timing of the Investment Advisory Fee payments and the timing of the reimbursement/waiver by the Adviser.

RESPONSE: On a monthly basis, the Fund calculates the gross investment advisory fee, the amount of the advisory fee waived by the Adviser due to the expense cap, and the net investment advisory fee payable to the Adviser. The “Payable to Adviser” on the Statement of Assets and Liabilities as of March 31, 2018 included three months of accrued net investment advisory fees. The net investment advisory fee is typically paid out monthly as cash becomes available for payment. As of March 31, 2018, the payables for January and February were not relieved due to the timing of expected cash coming into the Fund. These amounts were subsequently paid out in April.

bernsteinshur.com

May 28, 2019

3.	COMMENT: On a GAAP basis, the Fund had a net unrealized appreciation/depreciation on investments of approximately $7.8 million, while on a Tax basis,

the Fund had a net unrealized depreciation of $16,588. Please explain the reason for the difference.

RESPONSE: The GAAP vs. Tax difference for the unrealized appreciation/depreciation on investments was due to Passive Foreign Investment Companies (“PFIC”) mark-to-market adjustments as of March 31, 2018. The Fund is required to recognize the unrealized gains as ordinary income, so the Fund must increase its tax basis for each PFIC that required the mark-to-market adjustment.

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Thank you for your comments to the Annual Report. These comments have been very helpful. Should you have any questions or concerns about any of our responses contained herein or otherwise, please do not hesitate to contact me.

Very truly yours,

/s/ Edward C. Lawrence

Edward C. Lawrence